ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated September 4, 2008

100% Principal Protection Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $•   Notes linked to West Texas Intermediate Light Sweet Crude Oil due on or about March 31, 2010

Investment Description

100% Principal Protection Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of West Texas Intermediate Light Sweet Crude Oil (the “Underlying Commodity” or “WTI Light Sweet Crude Oil”, which is the “Reference Asset,” as that term is used in the applicable prospectus supplement for the Notes). The Notes provide an opportunity to hedge your exposure to the Underlying Commodity while benefiting from any moderately positive or moderately negative performance of the Underlying Commodity. The market price of the Underlying Commodity will be determined by reference to the U.S. dollar settlement price per barrel of the Underlying Commodity for delivery at Cushing on the New York Mercantile Exchange (“NYMEX”) of the first nearby futures contract, as determined by the calculation agent by reference to the Light Sweet Crude Oil price as displayed on Bloomberg CL1 <CMDTY> as at the close of business on any given NYMEX Business Day. If the market price of the Underlying Commodity never closes a certain percentage above or below the Commodity Starting Level (which percentage we refer to as the “Absolute Return Barrier” and which, along with the Commodity Starting Level, will be determined on the Trade Date), at maturity you will receive your principal plus a return equal to the absolute value of the return on the Underlying Commodity from the Trade Date to, and including, the Final Valuation Date. Otherwise, at maturity you will receive only your principal. Principal protection only applies if the Notes are held to maturity.

Features
☐	Hedging Opportunity — You have the potential to hedge your exposure to the Underlying Commodity while benefiting from any moderately positive or moderately negative performance over the 18-month term of the Notes.
☐	Potential for Commodity-Linked Performance — If the market price of the Underlying Commodity never closes above the Upper Commodity Barrier or below the Lower Commodity Barrier during the Observation Period, you will receive a commodity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal.

Key Dates*

Trade Date	September 25, 2008
Settlement Date	September 30, 2008
Final Valuation Date	March 26, 2010
Maturity Date	March 31, 2010
*	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the notes remains the same.
Notes Offered

These preliminary terms relate to Notes linked to the performance of West Texas Intermediate Light Sweet Crude Oil. The Notes are offered at a minimum investment of one hundred Notes at $10.00 per Note (representing a $1000 investment), and multiples of $10.00, thereafter. The Absolute Return Barrier will be set on the Trade Date.

Underlying Commodity	Absolute Return Barrier*	Commodity Starting Level*	Upper Commodity Barrier*	Lower Commodity Barrier*	CUSIP	ISIN
West Texas Intermediate Light Sweet Crude Oil	32% to 37%				90264M384	US90264M3842
*	To be set on Trade Date.

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the accompanying prospectus supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-7 of the accompanying prospectus supplement relating to the Notes for risks related to an investment in the Notes. The Absolute Return Barrier feature limits your appreciation potential. If the market price of the Underlying Commodity closes above the Upper Commodity Barrier or below the Lower Commodity Barrier on any single trading day during the Observation Period, you will receive only your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
West Texas Intermediate Light Sweet Crude Oil		$10.00		$0.175		$9.825

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated March 7, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000148/v104761_695x4-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “prospectus supplement” mean the UBS prospectus supplement titled “Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities”, dated March 7, 2008, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an 18-month investment with a return linked to the absolute return of WTI Light Sweet Crude Oil.
♦	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
♦	You believe that any appreciation or depreciation in the market price of the Underlying Commodity over the Observation Period is unlikely to exceed on any trading day the Upper or Lower Commodity Barrier, the maximum gain on the Notes at maturity.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.
♦	You understand and are willing to accept the risk of fluctuations in the price of the Underlying Commodity in general and in the price on NYMEX of the first nearby futures contract on the Underlying Commodity in particular.
♦	You seek exposure to the commodities sector in general and to the Underlying Commodity in particular.

The Notes may not be suitable for you if, among other considerations:

♦	You believe that any appreciation or depreciation in the market price of WTI Light Sweet Crude Oil over the Observation Period is likely to exceed on any trading day the Upper or Lower Commodity Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not familiar with and willing to be exposed to fluctuations in the price of the Underlying Commodity in general and in the price on NYMEX of the first nearby futures contract on the Underlying Commodity in particular.
♦	You will create an over-concentrated position in the commodities sector of your portfolio by owning the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 and more detailed “Risk Factors” beginning on page PS-7 of the prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10.00
Term	18 months(1)
Payment at Maturity (per Note)	If the market price of the Underlying Commodity never closes above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period, you will receive your principal plus an amount based on the Absolute Commodity Return, calculated as follows:$10.00 + ($10.00 × Absolute Commodity Return).
If the market price of the Underlying Commodity closes either above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period, you will receive $10.00 (a zero return).
Absolute Commodity Return	Absolute value of: Commodity Ending Level – Commodity Starting Level Commodity Starting Level
Commodity Starting Level	The Underlying Commodity Closing Price on the Trade Date
Commodity Ending Level	The Underlying Commodity Closing Price on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Upper Commodity Barrier	Commodity Starting Level × (1 + Absolute Return Barrier)
Lower Commodity Barrier	Commodity Starting Level × (1 – Absolute Return Barrier)
Absolute Return Barrier	32% to 37% (to be determined on the Trade Date)
Underlying Commodity Closing Price	On any NYMEX Business Day, the U.S. dollar settlement price per barrel of the Underlying Commodity for delivery at Cushing on NYMEX of the first nearby futures contract, as determined by the calculation agent by reference to the Price Source as at the close of business on such day.
Price Source	The Light Sweet Crude Oil price as displayed on Bloomberg CL1 <CMDTY>.
NYMEX Business Day	Any day on which the NYMEX is open for trading.
Coupon Payment	We will not pay you interest during the term of the Notes.
Final Valuation Date	The Final Valuation Date is currently expected to be March 26, 2010, unless the calculation agent determines that a market disruption event (as set forth in the prospectus supplement) occurs or is continuing on any such day. In that event, or if the Final Valuation Date is not a NYMEX Business Day, the Final Valuation Date will be the first following NYMEX Business Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Notes by postponed by more than 10 NYMEX Business Days.
Calculation Agent	UBS AG, London Branch

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your Notes or $10.00 per Note (a zero return).

The Absolute Return Barrier feature limits your appreciation potential. If the market price of the Underlying Commodity closes above the Upper Commodity Barrier or below the Lower Commodity Barrier on any single NYMEX Business Day during the Observation Period, you will receive only your principal (a zero return).

(1)	In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.

How will your payment at maturity be calculated?

Your payment at maturity will depend on:

(1)	the Absolute Commodity Return; and
(2)	whether, on any NYMEX Business Day during the Observation Period, the market price of the Underlying Commodity closes above the Upper Commodity Barrier or below the Lower Commodity Barrier, whereby each such barrier (each referred to as an “Absolute Return Barrier”) will be between 32% to 37% above and below the Commodity Starting Level, respectively, and will be determined on the Trade Date.

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1:	Calculate the Absolute Commodity Return.

The Absolute Commodity Return is the difference, in absolute terms, between the Underlying Commodity Closing Price on the Final Valuation Date and on the Trade Date, expressed as a percentage of the Underlying Commodity Closing Price on the Trade Date, calculated as follows:

Absolute Commodity Return = Absolute Value of:	[	Commodity Ending Level – Commodity Starting Level Commodity Starting Level	]

where the “Commodity Starting Level” is •  , the Underlying Commodity Closing Price on the Trade Date, the “Commodity Ending Level” is the Underlying Commodity Closing Price on the Final Valuation Date and the “Underlying Commodity Closing Price” is, on any NYMEX Business Day, the U.S. dollar settlement price per barrel of the Underlying Commodity for delivery at Cushing on NYMEX of the first nearby futures contract, as determined by the calculation agent by reference to the Price Source as at the close of business on such day.

Step 2:	Determine if the market price of the Underlying Commodity closed above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business day during the Observation Period.
Step 3:	Calculate the cash payment at maturity.

If the market price of the Underlying Commodity never closed above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period, payment at maturity will equal the principal amount of the Notes plus the principal amount of the Notes multiplied by the Absolute Commodity Return.

If the market price of the Underlying Commodity closed either above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period, payment at maturity will equal the principal amount of the Notes (a zero return).

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:*

Principal Amount:	$10.00
Commodity Starting Level:	109.71
Principal Protection:	100% at maturity
Term:	18 months
Absolute Return Barrier:	34.5% (the mid-point of the range)
Upper Commodity Barrier:	147.56, which is 34.5% above the Commodity Starting Level
Lower Commodity Barrier:	71.86, which is 34.5% below the Commodity Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

*The actual Commodity Starting Level, Absolute Return Barrier, Upper Commodity Barrier, and Lower Commodity Barrier for the Notes will be set on the Trade Date.

Example 1 — If the return on the Underlying Commodity over the Observation Period is 15% and the market price of the Underlying Commodity never closed above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Commodity Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Commodity Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 2 — If the return on the Underlying Commodity over the Observation Period is -15% and the Underlying Commodity never closed above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Commodity Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Commodity Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 3 — If the Underlying Commodity closed above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period, investors would receive $10.00 at maturity for each Note (a zero return) regardless of the return on the Underlying Commodity during the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		Underlying Commodity Closing Price Never Closes Outside the Absolute Return Barrier**			Underlying Commodity Closing Price Closes Outside the Absolute Return Barrier***
Commodity Ending Level	Commodity Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
219.42	100.0%	n/a	n/a	n/a	$0.00	$10.00	0.0%
197.48	80.0%	n/a	n/a	n/a	$0.00	$10.00	0.0%
175.54	60.0%	n/a	n/a	n/a	$0.00	$10.00	0.0%
153.59	40.0%	n/a	n/a	n/a	$0.00	$10.00	0.0%
147.56	34.5%	$3.45	$13.45	34.5%	$0.00	$10.00	0.0%
142.62	30.0%	$3.00	$13.00	30.0%	$0.00	$10.00	0.0%
137.14	25.0%	$2.50	$12.50	25.0%	$0.00	$10.00	0.0%
131.65	20.0%	$2.00	$12.00	20.0%	$0.00	$10.00	0.0%
126.17	15.0%	$1.50	$11.50	15.0%	$0.00	$10.00	0.0%
120.68	10.0%	$1.00	$11.00	10.0%	$0.00	$10.00	0.0%
115.20	5.0%	$0.50	$10.50	5.0%	$0.00	$10.00	0.0%
109.71	0.0%	$0.00	$10.00	0.0%	$0.00	$10.00	0.0%
104.22	-5.0%	$0.50	$10.50	5.0%	$0.00	$10.00	0.0%
98.74	-10.0%	$1.00	$11.00	10.0%	$0.00	$10.00	0.0%
93.25	-15.0%	$1.50	$11.50	15.0%	$0.00	$10.00	0.0%
87.77	-20.0%	$2.00	$12.00	20.0%	$0.00	$10.00	0.0%
82.28	-25.0%	$2.50	$12.50	25.0%	$0.00	$10.00	0.0%
76.80	-30.0%	$3.00	$13.00	30.0%	$0.00	$10.00	0.0%
71.86	-34.5%	$3.45	$13.45	34.5%	$0.00	$10.00	0.0%
65.83	-40.0%	n/a	n/a	n/a	$0.00	$10.00	0.0%
43.88	-60.0%	n/a	n/a	n/a	$0.00	$10.00	0.0%
21.94	-80.0%	n/a	n/a	n/a	$0.00	$10.00	0.0%
0.00	-100.0%	n/a	n/a	n/a	$0.00	$10.00	0.0%
*	Percentages and amounts have been rounded for ease of analysis
**	Calculation assumes that the market price of the Underlying Commodity never closes above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period
***	Calculation assumes that the market price of the Underlying Commodity closes above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the Underlying Commodity and will depend on whether the market price of the Underlying Commodity closes above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period. You will receive no more than the full principal amount of your Notes if the Underlying Commodity closes above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period.
♦	The Absolute Return Barrier limits your potential return — The appreciation potential of the Notes is limited to the Absolute Return Barrier, which will be between 32% to 37% and will be determined on the Trade Date, regardless of the performance of the Underlying Commodity. If the market price of the Underlying Commodity closes above the Upper Commodity Barrier or below the Lower Commodity Barrier on any NYMEX Business Day during the Observation Period, your payment for each $10.00 of principal amount of your Notes will be limited to $10.00. Accordingly, the Absolute Return Barrier for your Notes may cause you to earn a return that is less than the return on a direct investment in a security whose return is based solely on the performance of the Underlying Commodity over the term of your Notes without limitation.
♦	The calculation of your payment at maturity will not take into account all developments in the Underlying Commodity — Changes in the market price of the Underlying Commodity over the term of the Notes on any day prior to the Final Valuation Date will not be reflected in the calculation of the amount payable on the Notes at maturity. If the market price of the Underlying Commodity never closes above the Upper Commodity Barrier or below the Lower Commodity Barrier, the calculation agent will calculate the payment at maturity by comparing the Underlying Commodity Closing Price on only the Trade Date and on the Final Valuation Date. No other price levels will be taken into account, even if the market price of the Underlying Commodity has moved favorably at certain times during the term of the Notes before moving to an unfavorable level relative to the Commodity Starting Level on the Final Valuation Date.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public, and, as a result, you may suffer substantial losses. In addition, you will lose your principal protection if you sell your Notes prior to maturity.
♦	Owning the Notes is not the same as owning the Underlying Commodity or exchange-traded futures contracts on the Underlying Commodity — The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Commodity and you will not have rights that holders of exchange-traded futures contracts on the Underlying Commodity may have.
♦	Price prior to maturity — The market price of the Notes will be influenced by many factors, including the market price of the Underlying Commodity, volatilities, the time remaining to maturity of the Notes, interest rates, geopolitical conditions and economic, political, financial and regulatory or judicial events, and the creditworthiness of UBS. The principal protection and potential Absolute Commodity Return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the Underlying Commodity.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial price to public since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Underlying Commodity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Commodity may adversely affect the market price of the Underlying Commodity and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the Underlying Commodity that are not for your account or on your behalf. These trading activities may present a conflict between the interests of UBS and its affiliates and your interests, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the Commodity Ending Level and payment at maturity based on observed levels of the Underlying Commodity in the market. The calculation agent can postpone the determination of the Commodity Ending Level or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Underlying Commodity, and therefore the market value of the Notes.
♦	No current research recommendation — Neither UBS AG nor any of its subsidiaries or affiliates currently publishes research on, or assigns a recommendation to, the Notes.
♦	You must rely on your own evaluation of the merits of an investment linked to the Underlying Commodity — In the ordinary course of business, UBS or one or more of its affiliates from time to time express views on expected movements in the market price of the Underlying Commodity. In connection with your purchase of the Notes, you should investigate the markets for the Underlying Commodity and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to the Underlying Commodity or other commodities.
♦	Historical performance of the Underlying Commodity should not be taken as an indication of the future performance of the Underlying Commodity during the term of the Notes — Market forces in the market for oil and other commodities generally, and the Underlying Commodity in particular, will determine the price of the Underlying Commodity. As a result, it is impossible to predict whether, or the extent to which, the price of the Underlying Commodity will rise or fall. Historical prices of the Underlying Commodity should not be taken as an indication of future prices of the Underlying Commodity.
♦	The market price of the Underlying Commodity may change unpredictably, affecting the value of the Notes in unforeseeable ways — We expect that generally the market value of the Notes will depend primarily on the market price of oil. Oil prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include macroeconomic factors, including, among other things, global or regional economic, financial, political, regulatory, judicial or other events and industry factors such as short-term changes in supply and demand because of trading activities in the oil market and seasonality (i.e., weather conditions). Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices have recently experienced extreme volatility which may continue over the term of the Notes. High volatility increases the probability of a breach of the Upper or Lower Commodity Barrier and, therefore, the probability that you will be receiving only your principal at maturity.

Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries (“OPEC”). OPEC has the potential to influence oil prices world wide because its members possess a significant portion of the world’s oil supply. Further, if oil demand rises quickly or supply declines unexpectedly due to refinery production problems or lagging imports, stocks of oil may decline rapidly. In particular, recent growth in industrial production and gross domestic product in many parts of the world have increased demand for crude oil and have caused prices to increase, although recent economic conditions have put downward pressure on oil prices. When stocks are low and falling, some wholesalers may become concerned that supplies may not be adequate over the short term and bid higher for available product, leading to further price increases. It is impossible to predict the aggregate effect of all or any combination of these factors. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Your Notes may trade differently from the market price of oil, and changes in the market price of oil may not result in comparable changes in the market value of your Notes.

♦	Investments related to the price of the Underlying Commodity may be more volatile than traditional Notes investments — Oil interests are “non-correlative” investments and the price of oil is subject to variables that may be less significant to the value of the Notes. Variables such as drought, floods, weather, embargoes and tariffs may have a larger impact on oil prices and oil-linked instruments than on traditional securities. These additional variables may create additional investment risks that cause the value of the Notes to be more volatile than the values of traditional securities.
♦	Suspensions or disruptions of market trading in the Underlying Commodity and related futures markets may adversely affect the value of the Notes — Underlying Commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some non-U.S. exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These circumstances could adversely affect the Underlying Commodity Closing Price on any given day and, therefore, the value of the Notes.
♦	Regulation of commodity markets is extensive and constantly changing; future regulatory developments are impossible to predict but may significantly and adversely affect the value of the Notes — Futures contracts and options on futures contracts markets, including those on which the price of the Underlying Commodity is based, are subject to comprehensive statutes, regulations and margin requirements. The Commodities Futures Trading Commission (“CFTC”) and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the currency markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change upon the value of the Notes is impossible to predict, but could be substantial and adverse.

In addition, the CFTC and Congress are investigating whether recent volatility and rapid appreciation in West Texas Intermediate Crude Oil futures contracts are attributable to market manipulation or excessive speculation and, among other things, considering whether to increase the margin required to trade such contracts. The effect of market manipulation or of such regulation on the price of West Texas Intermediate Crude Oil futures contracts is difficult to predict and could adversely affect the value of, and payment at maturity on, the Notes.

♦	UBS and its affiliates have no affiliation with NYMEX and are not responsible for its public disclosure of information — We, and our affiliates, are not affiliated with NYMEX in any way and have no ability to control or predict its actions, including any errors in or discontinuation of its disclosure. NYMEX is not under any obligation to continue to maintain any futures and forward contracts. If NYMEX discontinues or materially changes the terms of any futures and forward contracts on the Underlying Commodity, it may become difficult to determine the market value of the Notes or the amount payable at maturity. You, as an investor in the Notes, should make your own investigation into the Underlying Commodity, the related futures contracts and the exchanges on which they trade.
♦	If a secondary market develops, the Notes may trade only during regular trading hours in the United States, even though the Underlying Commodity may be traded around-the-clock — The spot market for the Underlying Commodity is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Underlying Commodity is traded. To the extent that U.S. markets are closed while the markets for the Underlying Commodity remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such markets.

Operation of the Crude Oil Market

The following discussion of the operation of the crude oil market is based on publicly available information and is provided for informational purposes only. For more information on the crude oil market, see the U.S. Department of Energy’s Energy Information Administration (“EIA”) website at http://www.eia.doe.gov. Although UBS has obtained this information from sources it believes reliable, it has not independently verified the information. Accordingly, no representation, warranty or undertaking (express or implied) is made, and no responsibility is accepted, by UBS or its affiliates as to the accuracy, completeness or timeliness of this information.

You should make your own investigation into the crude oil market in determining whether the Notes are a suitable investment for you.

Global Oil Demand and Supply

Crude oil is the raw material from which all petroleum products are made. Demand for crude oil is derived from the demand for the finished and intermediate products that can be made from it. In the short term, demand for crude oil may be mismatched with the underlying demand for petroleum products. This misalignment occurs routinely as a result of stock changes, such as the need to build stocks to meet seasonal demand or the desire to reduce stocks of crude oil for economic reasons.

Crude Oil Prices

Prices of oil, like those of other goods and services, reflect both the product’s underlying cost as well as market conditions at all stages of production and distribution. The price of crude oil, the raw material from which petroleum products are made, is established by the supply and demand conditions in the global market overall, and more particularly, in the main refining centers: Singapore, Northwest Europe, and the U.S. Gulf Coast. The crude oil price forms a baseline for product prices. Products are manufactured and delivered to the main distribution centers, such as New York Harbor, and Chicago. Product supplies in these distribution centers would include output from area refineries, shipments from other regions and, for some, product imports. Product prices in these distribution centers establish a regional baseline.

Crude oil prices are a result of thousands of transactions taking place simultaneously around the world, at all levels of the distribution chain from crude oil producer to individual consumer. Oil markets are essentially a global auction — the highest bidder will win the supply. When markets are “strong” (i.e., when demand is high and/or supply is low), the bidder must be willing to pay a higher premium to capture the supply. When markets are “weak” (i.e., when demand is low and/or supply is high), a bidder may choose not to outbid competitors, waiting instead for later, possibly lower-priced, supplies.

Oil prices are affected by numerous factors and are subject to volatile price movements over short periods of time. Seasonal swings are an important underlying influence in the supply/demand balance, and hence in price fluctuations. As a practical matter, however, crude oil prices reflect more than just these seasonal factors; they are subject to a host of other influences. The overall supply picture is of course also influenced by the level of inventories. Oil demand is highly dependent on global macroeconomic conditions, which in turn can be dependent on global or regional economic, financial, political, regulatory, judicial or other events. It is not possible to predict the aggregate effect of all or any combination of these factors at any time or over any period of time.

Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Since 1973, there have been several sustained, sharp changes in the level of oil prices in response to crude oil shortages, known as “oil shocks.” Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices world-wide because its members possess a significant portion of the world’s oil supply. Further, if oil demand rises quickly or supply declines unexpectedly due to refinery production problems or lagging imports, stocks may decline rapidly. When stocks are low and falling, some wholesalers may become concerned that supplies may not be adequate over the short term and may bid higher for available product, leading to further price increases.

The Price Source — The Light Sweet Crude Oil Price as Displayed on Bloomberg CL1 <CMDTY>

There are several different types of transactions that are common in oil markets. Oil can be sold in “spot transactions,” that is, cargo-by-cargo, transaction-by-transaction arrangements, and may be the subject of “over-the-counter” (“OTC”) trading activity that does not take place on regulated exchanges, including trading in numerous types of derivative contracts, including swaps and option contracts. In addition, oil is traded in futures markets. Futures markets are a mechanism designed to distribute risk among participants on different sides (such as buyers versus sellers) or with different expectations of the market, but not generally to supply physical volumes of oil. Spot markets, OTC markets and futures markets provide critical price information for contract markets.

A futures contract is a legally binding obligation requiring the holder to buy or sell a particular commodity at a particular price and location during a specific delivery period. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity and delivery terms. The Bloomberg ticker used as the Price Source, CL1, reports prices of a futures contract. This ticker reports the “Generic 1st” futures price on the NYMEX, which is the first nearby (i.e., the next) generic futures contract to expire.

The Notes are not sponsored by, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. UBS AG and it affiliates are not affiliated with NYMEX in any way and have no ability to control or predict any of its actions, including any errors in or discontinuation of disclosure regarding any of its methods or policies relation to the determination of the price of the Underlying Commodity. NYMEX is not under any obligation to continue to determine the price of the Underlying Commodity and has no obligation to take the needs of UBS AG or the needs of the holders of the Notes into consideration in determining or calculating the price of the Underlying Commodity. NYMEX is not responsible for and has not participated in the determination of the timing, price, or quantity of the Notes to be issued or in the determination or calculation of the payment at maturity. NYMEX has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

Historical Prices of the Underlying Commodity

The graph below illustrates historical market prices of the Underlying Commodity from September 2, 1998 to September 2, 2008, as well as the Upper Commodity Barrier and the Lower Commodity Barrier, assuming a Commodity Starting Level of 109.71, which was the Underlying Commodity Closing Price on September 2, 2008, and an Absolute Return Barrier of 34.5% (the actual Commodity Starting Level and Absolute Return Barrier will be determined on the Trade Date). Past movements of the market price of the Underlying Commodity are not indicative of future market price or the future behavior of the Underlying Commodity.

Source: Bloomberg Financial Systems
Investing in the Notes is not equivalent to investing in futures contracts on the Underlying Commodity.

What are the tax consequences of the Notes?

The tax treatment of your Notes is generally described under “1. Notes Treated as Long-Term Contingent Payment Debt Obligations” in “Supplemental U.S. Tax Considerations” on page PS-27 of the prospectus supplement. This section supplements the discussion of the tax consequences of an investment in the Notes in the prospectus supplement. We urge you to read the more detailed discussion in the prospectus supplement in conjunction with this section.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in your Notes will be increased by the amount you are required to include in income.

We will complete the following paragraph in the final pricing supplement: We have determined the comparable yield for the Notes is equal to    % per annum, compounded semiannually, with a projected payment at maturity of $     based on an investment of $     . Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $     in 2008, $     in 2009 and $     in 2010. However, if the amount you receive at maturity is greater than $     , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2010 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $     , you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2010 by an amount that is equal to such difference. If the amount you receive at maturity is less than $     , then you would recognize a net ordinary loss in 2010 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

If the Underlying Commodity closes above the Upper Commodity Barrier or below the Lower Commodity Barrier more than six months before the maturity date of the Notes (thereby fixing the payment on maturity of your Notes), you will be required to make adjustments to the interest accruals on your Notes, in a reasonable manner, to account for the fact that the payment at maturity will be fixed rather than contingent, and the above comparable yield and projected payment schedule will not apply to you after that date. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter the Notes will not be treated as contingent payment obligations and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	360,426	352,802
Total Debt	360,426	352,802
Minority Interest(2)	8,010	7,841
Shareholders’ Equity	44,283	43,346
Total capitalization	412,719	403,989
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.97885 (exchange rate in effect as of June 30, 2008).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.